UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

HighCape Capital Acquisition Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

42984L 105

(CUSIP Number)

Kevin Rakin

452 Fifth Avenue, 21st Floor

New York, New York 10018

(646) 793-3510

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42984L 105

1		NAMES OF REPORTING PERSONS HighCape Capital Acquisition LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,190,000 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,190,000 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,190,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)     Includes (i) 2,785,000 shares of the Issuer’s Class B common stock, $0.0001 par value (“Class B Common Stock”), which are automatically convertible into shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”) at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-240283); and (ii) 405,000 shares of Class A Common Stock underlying the private placement units purchased by HighCape Capital Acquisition LLC (the “Sponsor”) pursuant to the Private Placement Units Purchase Agreement, dated as of September 3, 2020, by and between the Issuer and the Sponsor.  The Sponsor is controlled by its managing member, Matt Zuga. Mr. Zuga has voting and dispositive power of the securities held by the Sponsor. Mr. Zuga disclaims any beneficial ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)     Excludes 135,000 shares of Class A common stock underlying private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

CUSIP No. 42984L 105

1		NAMES OF REPORTING PERSONS Matt Zuga
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,190,000 (1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,190,000 (1)(2)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,190,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)   Includes (i) 2,785,000 shares of the Issuer’s Class B Common Stock, which are automatically convertible into shares of the Issuer’s Class A Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-240283); and (ii) 405,000 shares of Class A Common Stock underlying the private placement units purchased by the Sponsor pursuant to the Private Placement Units Purchase Agreement, dated as of September 3, 2020, by and between the Issuer and the Sponsor.  The Sponsor is controlled by its managing member, Matt Zuga. Mr. Zuga has voting and dispositive power of the securities held by the Sponsor. Mr. Zuga disclaims any beneficial ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)     Excludes 135,000 shares of Class A common stock underlying private placement warrants held by the Sponsor that are not presently exercisable and are not exercisable within 60 days from the date hereof.

This Schedule 13D is filed on behalf of HighCape Capital Acquisition LLC, a Delaware limited liability company (the “Sponsor”) and Matt Zuga (collectively, the “Reporting Persons”).

Item 1. Security and Issuer.

Securities acquired: Class A common stock, $0.0001 par value (“Class A Common Stock”)

Issuer: HighCape Capital Acquisition Corp. (the “Issuer”)

452 Fifth Avenue, 21st Floor

New York, New York 10018

Item 2. Identity and Background.

(a)         This statement is filed by:

(i)       the Sponsor, which is the holder of record of approximately 21.6% of the issued and outstanding shares of all classes of common stock of the Issuer (14,780,000) based on the number of shares of Class A Common Stock (11,905,000) and shares of Class B common stock, $0.0001 par value (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) (2,875,000) outstanding as of September 9, 2020, as reported by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on September 15, 2020;

(ii)    Matt Zuga, an officer and director of the Issuer and the managing member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)         The address of the principal business and principal office of each of the Reporting Persons is 452 Fifth Avenue, 21st Floor, New York, New York 10018.

(c)          The Reporting Persons’ principal business is to act as the Issuer’s sponsor, or managing member of such Sponsor, in connection with the Issuer’s initial public offering (“IPO”) and potential business combination. The principal occupation of Mr. Zuga is to serve as Chief Financial Officer, Chief Operating Officer and director of the Issuer and managing member of the Sponsor.

(d)         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)         The Sponsor is a Delaware limited liability company. Matt Zuga is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the shares of Common Stock currently beneficially owned by the Reporting Persons was $4,075,000. The source of these funds was the working capital of the Sponsor.

Item 4. Purpose of Transaction.

In connection with the organization of the Issuer, on June 10, 2020, 2,875,000 shares of Class B Common Stock (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated June 10, 2020, between the Sponsor and the Issuer (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. In June 2020, our Sponsor transferred 30,000 Founder Shares to each of David Colpman, Antony Loebel and Robert Taub, resulting in our Sponsor holding 2,785,000 Founder Shares.

On September 9, 2020, simultaneously with the consummation of the Issuer’s IPO, the Sponsor purchased 405,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to an Private Placement Units Purchase Agreement, dated September 3, 2020, by and between the Issuer and the Sponsor (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one share of Class A Common Stock and one-third of one warrant, each whole warrant exercisable to purchase one share of Class A Common Stock, at an exercise price of $11.50 per whole share (as described more fully in the Issuer’s Final Prospectus for the IPO dated September 3, 2020).

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) and (c) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with members of the Issuer’s board of directors, members of the Issuer’s management and/or other stockholders of the Issuer from time to time with respect to potential business combination opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Issuer’s board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a business combination, purchasing additional shares and/or warrants, selling some or all of its shares of Common Stock and/or warrants, engaging in short selling of or any hedging or similar transaction with respect to the ordinary shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of one or more Reporting Persons or in which one or more Reporting Persons otherwise has an equity or other interest. The Reporting Persons may purchase shares of the Issuer’s Common Stock and/or warrants in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer’s initial business combination. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining stockholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer’s initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with the Issuer’s initial business combination. Any such purchases of the Issuer’s securities may result in the completion of the initial business combination that may not otherwise have been possible.

The Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote its shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)-(b)              The information contained in Item 2, Item 4 and on the cover pages to this Schedule 13D is hereby incorporated by reference into this Item 5, as applicable. The percentage of Common Stock beneficially owned by the Reporting Persons are based on a total of 14,780,000 shares of Common Stock outstanding, made up of 11,500,000 shares of Class A Common Stock, 2,875,000 shares of Class A Common Stock underlying the Class B Common Stock and 405,000 shares of Class A Common Stock underlying the 405,000 Placement Units.

Matt Zuga is the managing member of the Sponsor and therefore has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Zuga disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(c)                                  None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Founder Securities Subscription Agreement between the Issuer and Sponsor

In connection with the organization of the Issuer, on June 10, 2020, 2,875,000 Founder Shares were purchased by the Sponsor for the amount of $25,000, pursuant to the Subscription Agreement. In June 2020, our Sponsor transferred 30,000 Founder Shares to each of David Colpman, Antony Loebel and Robert Taub, resulting in our Sponsor holding 2,785,000 Founder Shares.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on August 10, 2020 (and is incorporated by reference herein as Exhibit 10.1).

Unit Purchase Agreement between the Issuer and Sponsor

On September 9, 2020, simultaneously with the consummation of the IPO, the Sponsor purchased 405,000 Placement Units pursuant to the Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below).

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 9, 2020 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On September 3, 2020, in connection with the IPO, the Issuer, the Sponsor and each of the executive officers and directors of the Issuer entered into a letter agreement (the “Insider Letter”). Pursuant to the Insider Letter, the Sponsor agreed (A) to vote its Founder Shares, any shares of Common Stock underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would modify the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 24 months from the completion of the initial public offering, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Issuer’s trust account set up in connection with the IPO (the “Trust Account”), (C) not to redeem any Founder Shares and any shares underlying the Placement Units into the right to receive cash from the Trust Account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Second Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any shares of Common Stock underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Sponsor also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Insider Letter), it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on September 9, 2020 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On September 9, 2020, in connection with the IPO, the Issuer, the Sponsor and the other holders party thereto entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriter of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on September 9, 2020 (and is incorporated by reference herein as Exhibit 10.4).

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
Exhibit 10.1

Securities Subscription Agreement, dated as of June 10, 2020, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on August 10, 2020).

Exhibit 10.2

Private Placement Units Purchase Agreement, dated as of September 3, 2020, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 9, 2020).

Exhibit 10.3

Insider Letter, dated as of September 3, 2020, by and among the Issuer, its officers, its directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 9, 2020).

Exhibit 10.4

Registration Rights Agreement, dated as of September 3, 2020, by and among the Issuer, the Sponsor and the other holders party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 9, 2020).

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 15, 2020	HIGHCAPE CAPITAL ACQUISITION LLC

	By:	/s/ Matt Zuga
Name: Matt Zuga
Title: Manager Member

September 15, 2020
	By:	/s/ Matt Zuga
Name: Matt Zuga